Exhibit 99.1

ALVARION LTD.
15 Hamelacha St., Rosh Haayin, Israel 4809136

July 2, 2013
________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 1, 2013
________________________

Alvarion Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Alvarion Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on Thursday, August 1, 2013, at our principal executive offices at 15 Hamelacha St., Rosh Haayin, Israel, for the following purposes:

1.	To re-elect Mr. Amnon Yacoby to our Company’s Board of Directors, for a term expiring at our Annual General Meeting of Shareholders in 2016;

2.
To elect Mr. Barry Ben-Zeev (Woolfson) and Ms. Smadar Shilo as external directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law, and to approve the terms of their compensation;

3.	To approve the compensation policy of our Company, in accordance with the requirements of the Companies Law;

4.	To approve the terms of the compensation to be paid to our acting Chief Executive Officer and President, Mr. Assaf Katan;

5.
To approve an amendment to our Amended and Restated Articles of Association, or the Articles of Association, to increase the number of ordinary shares that we are authorized to issue from 12,008,000 ordinary shares to 17,000,000 ordinary shares and correspondingly increase the share capital of our Company from NIS 1,200,800 to NIS 1,700,000; and

6.
To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2013 and until our next Annual General Meeting of Shareholders, and to authorize the Company’s Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

In addition, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2012.

Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on July 2, 2013 are entitled to notice of and to vote at the meeting.

IT IS IMPORTANT THAT YOUR ORDINARY SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the proxy card that has been sent to you in the envelope that has been enclosed with it in a timely manner in order that it is received by us not later than two (2) hours before the meeting.  No postage is required if mailed in the United States. You may also access this Notice, the attached Proxy Statement and the proxy card for the meeting at the “Investors” portion of our Company website, http://www.alvarion.com. The contents of that website are not a part of this Notice or the attached Proxy Statement. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before your proxy has been voted at the meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the matters described above.

If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares (by signing and returning a completed proxy card, in accordance with the instructions provided to you) or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the meeting.

If you own ordinary shares that are traded through the Tel Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, which we refer to as MAGNA, on July 2, 2013, and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to the Company, at 15 Hamelacha St., Rosh Haayin, 4809136, Israel, Attention: Chief Financial Officer, as described in the instructions available on MAGNA; or (b) In person: attend the meeting, where ballots will be provided. If you choose to vote in person at the meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Sincerely, Assaf Katan Acting Chief Executive Officer and President

ALVARION LTD.
15 Hamelacha St., Rosh Haayin, Israel 4809136
______________

PROXY STATEMENT
______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 1, 2013

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Alvarion Ltd., to which we refer as Alvarion or the Company, to be voted at Alvarion’s 2013 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, August 1, 2013 at 4:00 p.m. (Israel time) at Alvarion’s principal executive offices at 15 Hamelacha St., Rosh Haayin, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting and the enclosed proxy card are being provided to shareholders on or about July 5, 2013.

You are entitled to notice of, and to vote at, the Meeting, if you hold Ordinary Shares, par value 0.10 New Israeli Shekels, or NIS, per share, of Alvarion, or ordinary shares, as of the close of business on July 2, 2013, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

(1)	Reelection to our Board of Directors of Mr. Amnon Yacoby for a term expiring at our Annual General Meeting of Shareholders in 2016, or until his earlier resignation or removal.

(2)
Election to our Board of Directors of Mr. Barry Ben-Zeev (Woolfson) and Ms. Smadar Shilo as External Directors each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law, and approval of the terms of their compensation.

(3)	Approval of the compensation policy of Alvarion, in accordance with the requirements of the Companies Law.

(4)	Approval of the terms of the compensation to be paid to our acting Chief Executive Officer and President, Mr. Assaf Katan.

(5)
Approval of an amendment to our Articles of Association that increases the number of ordinary shares that we are authorized to issue from 12,008,000 ordinary shares to 17,000,000 ordinary shares and a corresponding increase in the share capital of our Company from NIS 1,200,800 to NIS 1,700,000.

(6)
Approval of the reappointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2013 and until our next Annual General Meeting of Shareholders, and the authorization of the Board of Directors and/or its Audit Committee to fix the annual compensation of such accounting firm.

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2012. We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Our Annual Report on Form 20-F for the year ended December 31, 2012, including our 2012 audited consolidated financial statements, is available on our website at www.alvarion.com. To have a printed copy mailed to you at no charge, please contact us at 15 Hamelacha St., Rosh Haayin, Israel; tel: +972-3-767-4333, email:  sivan.farfuri@alvarion.com.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the above Proposals 1 through 6.

Quorum

On July 1, 2013, we had 8,942,116 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date, July 2, 2013, is entitled to one vote upon each of the matters to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 33 and 1/3 percent (33.33%) of our voting power.  If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned Meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Vote Required for Approval of Each Proposal

Minimally, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

Furthermore, Proposals 2, 3 and 4 require that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, (i) with respect to Proposals 2 and 3, one-half or more of any one of the “means of control” of the company and (ii) with respect to Proposal 4, the holder of 25% or more of the voting rights in the Company (in the absence of any other shareholder that holds more than 50% of the voting rights in the Company). “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer. A “personal interest” of a shareholder (i) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. Please note that, with respect to Proposals 2, 3 and 4, you must indicate in writing (by completing Items 2A, 3A and 4A, respectively, on the proxy card) whether you have a personal interest in the approval of any such Proposals. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, except that if you do not indicate in Items 2A, 3A and 4A of the proxy card (with respect to Proposals 2, 3 and 4, respectively) whether you have a personal interest in the approval of any such Proposals, your shares will not be voted with respect to such Proposals (but will be counted in determining whether a quorum exists at the Meeting). The proxy holders will vote in their discretion on any other matters that properly come before the Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in street name, your shares will also not be voted at the Meeting if you do not return your proxy card to instruct your broker how to vote. This will be true even for a routine matter, such as Proposal 6 (the approval of the selection of our independent registered public accounting firm and the authorization of the Board of Directors and/or its Audit Committee to fix their annual compensation), as a broker will not be permitted to vote your shares in its discretion on any proposal at the Meeting.  A broker will only be permitted to vote at the Meeting in accordance with instructions from a beneficial owner of shares (which may be provided only by completing and returning a proxy card).

Where a beneficial owner has not provided voting instructions with respect to particular proposal(s) only, and a broker may not, therefore, cast a vote with respect to such proposal(s) (commonly referred to as “broker non-votes”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purposes of voting on the proposals for which instructions were not provided. Such shares have no impact on the outcome of the voting on any proposal for which instructions were not provided.

How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards that are to be returned directly to our registrar and transfer agent. Holders of shares in “street name” will also receive proxy cards, although those proxy cards will be used to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting (in the envelope provided to you) a proxy card, which has or will be sent to you and which will be accessible at the Investor Relations portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless (i) we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than two (2) hours prior to the time fixed for the Meeting (which is scheduled to begin at 4:00 p.m. (Israel time) on August 1, 2013) or (ii) the proxy card is otherwise presented to the Chairman of the Meeting.

Shareholders Holding in “Street Name,” Including Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote. This can be accomplished by completing a proxy card and returning it in the envelope provided. You should also follow the procedures described in the voting materials provided by your bank, broker or other nominee regarding the voting of your shares. If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

If you own ordinary shares in a brokerage account for trading on the Tel Aviv Stock Exchange, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a proxy card in the form filed by us on MAGNA on July  2, 2013 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple proxy cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate proxy card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will also receive more than one proxy card. You should complete, sign, date and return each proxy card you receive.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, July 2, 2013.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on July 2, 2013, or which appear in the participant listing of a securities depository on that date.  We will be posting this Proxy Statement on our corporate website, together with a copy of the proxy card for the Meeting, on or about July 2, 2013, and mailing proxy cards to our shareholders on or about July 5, 2013, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means, by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investors” portion of our Company website, at http://www.alvarion.com/investors/agm-2013. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of July 1, 2013, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders other than our directors and executive officers is based on periodic public filings made by such shareholders or other information available to our Company concerning their holdings, and may not necessarily be accurate as of July 1, 2013. Ordinary shares that a person has a right to acquire within 60 days after July 1, 2013 are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, our calculation of the percentages owned that are shown below are based on 8,942,116 ordinary shares outstanding as of July 1, 2013.

	Number of
	shares		Percentage of
	beneficially		outstanding
Name of Shareholder	owned		shares
YA Global Master SPV, Ltd (1)	506,913	(2)	5.67%
Clal Finance Underwriting Ltd. (3)	1,311,475	(4)	13.98%
All directors and executive officers as a group (14 persons)	143,995	(5)	1.60%

(1)
YA Global Master SPV, Ltd., or YA Global, is a Cayman Islands company. As the investment manager of YA Global, Yorkville Advisors Global, LP, or Yorkville, may be deemed to beneficially own the same number of ordinary shares beneficially owned by YA Global. As the president of Yorkville, and as the portfolio manager to YA Global, Mark Angelo may be deemed to beneficially own the same number of ordinary shares beneficially owned by YA Global.

(2)
Represents shares beneficially owned as of June 4, 2013, as indicated in the statement of beneficial ownership on Schedule 13G filed on June 4, 2013 by YA Global. YA Global exercises sole voting power and sole dispositive power with respect to all 506,913 shares. The number of ordinary shares and percentage of outstanding ordinary shares beneficially owned that is shown assumes no acquisition or disposition by YA Global Master SPV, Ltd since June 4, 2013.

(3)	Clal Finance Underwriting Ltd., or Clal Underwriting, is an Israeli company.
(4)
Consists of 874,317 ordinary shares and an additional 437,159 ordinary shares underlying exercisable warrants that were issued by our Company to Clal Underwriting on June 28, 2013 pursuant to a private placement transaction.  The information presented is based solely on our knowledge and has not been verified with Clal Underwriting or its affiliates.  Because the closing of the foregoing private placement transaction only occurred on June 28. 2013, as of the date of this Proxy Statement, Clal Underwriting had not yet filed a statement of beneficial ownership with the Securities and Exchange Commission from which the information included herein could be verified. The foregoing beneficial ownership information furthermore assumes no acquisition or disposition by Clal Underwriting since June 28, 2013.

(5)	Includes 78,448 shares issuable upon the exercise of stock options that are presentably exercisable or exercisable within 60 days after July 1, 2013

PROPOSAL 1:
REELECTION OF MR. AMNON YACOBY TO OUR BOARD OF DIRECTORS

You are being asked to reelect Mr. Amnon Yacoby to our Board of Directors for a term expiring at the third Annual General Meeting of Shareholders following this Meeting, scheduled to take place in 2016. Under our Articles of Association, the maximum number of our directors is fixed at ten. We currently have four directors, including one director who is an “External Director” under the Companies Law. If Proposal 2 below is approved at the Meeting, we will add two additional External Directors to our Board of Directors. Our Articles of Association provide that a certain number of our directors (other than External Directors) shall be elected each year at our Annual General Meeting of Shareholders, and, unless specifically provided otherwise in the resolution pursuant to which they are elected, shall serve until the third Annual General Meeting following the meeting at which they are elected. You are being asked to reelect Mr. Amnon Yacoby to our Board of Directors. If elected, Mr. Yacoby will serve as director following the Meeting for a term expiring at the third Annual General Meeting of Shareholders following this Meeting.

In accordance with the Companies Law, Mr. Yacoby (as well as our other directors who are not standing for reelection at this Meeting) has certified to us that he meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of Alvarion, taking into account the size and needs of Alvarion.

Nominee for Director

Our Board of Directors’ Nominating and Corporate Governance Committee recommended that Mr. Yacoby be reelected to the Board of Directors at the Meeting. Our Board of Directors approved this recommendation. Biographical information of the nominee is set forth below.

Mr. Amnon Yacoby has served as a member of our Board of Directors since our merger with Floware in August 2001 and as Chairman of our Board of Directors since October 2011. Mr. Yacoby founded Floware and served as its Chief Executive Officer and as a member of its board of directors until its merger with us. Following our merger with Floware until the end of 2001, Mr. Yacoby served as our co-Chief Executive Officer. In 2004, Mr. Yacoby founded Aternity, Inc. and serves as its Chairman and CEO. In 1987, Mr. Yacoby founded RAD Network Devices Ltd., a developer of data networking devices, and served as its president and Chief Executive Officer until 1995.  From 1972 to 1986, he served in the Israel Defense Forces’ Electronic Research Department in various positions, most recently as head of the department.  He twice received the Israel Security Award.  Mr. Yacoby holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion – Israel Institute of Technology.

Proposed Resolution

We are proposing the adoption of the following resolution at the Meeting:

“RESOLVED, that the reelection of Amnon Yacoby to the Board of Directors of Alvarion Ltd. for a term expiring at the third Annual General Meeting of Shareholders following the date hereof be, and it hereby is, approved”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to reelect Mr. Yacoby as a director.

Board Recommendation

 The Board unanimously recommends a vote FOR the foregoing resolution reelecting Mr. Yacoby as a director.

PROPOSAL 2:
ELECTION OF EXTERNAL DIRECTORS AND APPROVAL OF THE TERMS OF
THEIR COMPENSATION

Election of External Directors

In accordance with the Companies Law, we must have at least two External Directors serving on our Board of Directors who meet the statutory requirements for service as such. An External Director serves for an initial term of three years, which may be extended (in the case of our Company, whose ordinary shares are listed for trading on the NASDAQ Capital Market) for an unlimited number of additional three-year terms (subject to certain conditions, including approval by a special majority of our shareholders for each additional three-year term). An External Director may be removed from office only under very limited circumstances described under the Companies Law. Each of the External Directors must serve on the Audit Committee and Compensation Committee of our Board of Directors, and at least one External Director must serve on each other committee of our Board of Directors. At the Meeting, you will be asked to approve the election of two additional External Directors, who will join Professor Raphael Amit, our sole current External Director.

Nominees for External Director

Our Board of Directors’ Nominating and Corporate Governance Committee and our Board of Directors has each found (in part, based on the certifications of the candidates, as described below) that each of Ms. Smadar Shilo and Mr. Barry Ben-Zeev (Woolfson) has all necessary qualifications required under the Companies Law to act as an “External Director” and to be considered an “unaffiliated director” (in each case, as defined under the Companies Law). Mr. Barry Ben-Zeev (Woolfson) also has the necessary qualifications to be considered an “audit committee financial expert” pursuant to the applicable SEC requirement and to possess financial sophistication under the relevant NASDAQ requirement, and has “accounting and financial expertise,” as is required of one External Director of our Company under the Companies Law.

In accordance with the Companies Law, each of Ms. Shilo and Mr. Ben-Zeev (Woolfson) has certified to us that she or he meets all of the requirements of the Companies Law for election as an External Director of a public company, and possesses the necessary qualifications, and has sufficient time, to fulfill her or his duties as an External Director of Alvarion.

Biographical information of the nominees for External Director is set forth below.

Mr. Barry Ben-Zeev (Woolfson) has been providing strategic business consulting services since 2009. He served as the deputy-Chief Executive Officer and Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1978 and served in a variety of senior positions in the branch system and the international division including New York. He served in the following executive positions prior to becoming Deputy-Chief Executive Officer and Chief Financial Officer: Deputy-Chief Executive Officer, Head of International Private Banking during the years 2002-2006 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007, as the chairman of Bank Hapoalim Switzerland and Poalim Asset Management during the years 2002-2006 and as Vice Chairman of the Board of Directors of Signature Bank in New York from 2001 to 2002. He received both his Bachelor’s degree in Economics and his Masters in Business Administration from Tel-Aviv University.

Ms. Smadar Shilo is the CEO of Israelwise Investments Ltd. a provider of business development, financial and operations services since 2007. Ms. Shilo serves as the Chairwoman of the board of Womenent Lt. the operator of www.onlife.com a news portal for women as of 2010. Ms. Shilo serves as an External Director and Chairwoman of the Audit Committee in S.R. Accord Ltd. as of 2010. Previously, she served as CEO and founder of Nextage Escrow Services Ltd., which is a finance, legal and escrow service company assisting start-up companies in the development of their business and in merger and acquisition transactions as well as providing tax and other escrow services. Between 2003 and 2004 Ms. Shilo was Corporate Counsel of Hotbar Inc., a U.S. based Internet based start-up provider of interactive and dynamic internet software platform. Ms. Shilo also held various senior leadership positions in Mobilitec Inc., BreezeCOM Ltd., and RAD Network Devices Ltd.  Ms. Shilo also served as an external director at Memcall Inc. and external Director at Robo Group Ltd.  Ms. Shilo has a B.A. in Political Science and LL.B from Tel-Aviv University and is a member of the Israeli Bar Association.

Compensation of External Directors

Under a policy that we have in place (which was approved by our shareholders at our Annual General Meeting of Shareholders in 2004), we pay $25,000 of annual cash compensation to all of our directors, including our External Directors (but excluding the Chairman of our Board of Directors, who is entitled to more compensation).  In accordance with an allowance under Companies Law regulations, the compensation of our External Directors therefore takes the form of “relative compensation” (relative to the compensation received by our other directors) throughout the term of their service, such that to the extent that there are changes in other (non-external) directors' compensation during the three year term of the External Directors, such changes automatically adjust the compensation of our External Directors, without any further approval required by our shareholders.

In accordance with that policy, we propose that our shareholders approve the payment of $25,000 of cash compensation on an annual basis to each of Ms. Shilo and Mr. Ben-Zeev (Woolfson), subject to their election pursuant to this Proposal 2.  To the extent that there are adjustments to other (non-external) directors' compensation during the three year term of Ms. Shilo and Mr. Ben-Zeev (Woolfson), those changes will automatically apply to, and adjust, the compensation of Ms. Shilo and Mr. Ben-Zeev (Woolfson), without requiring us to obtain the further approval of our shareholders.

Proposed Resolution

We are proposing the adoption of the following resolution at the Meeting:

“RESOLVED, that the election of Ms. Smadar Shilo and Mr. Barry Ben-Zeev (Woolfson) to the Board of Directors of Alvarion Ltd. each to serve as an External Directors for a three-year term, and the terms of their compensation as External Directors of Alvarion Ltd. described in the Proxy Statement, dated July 2, 2013, with respect to the Meeting, be, and it hereby is, approved.”

Required Vote

As described above (under “Vote Required for Approval of Each Proposal”), the approval of (i) the election of Ms. Smadar Shilo and Mr. Barry Ben-Zeev (Woolfson) as External Directors of our Company and (ii) the terms of their compensation as such External Directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution electing Ms. Smadar Shilo and Mr. Barry Ben-Zeev (Woolfson) as External Directors and approving the terms of their compensation.

PROPOSAL 3:
APPROVAL OF OUR COMPENSATION POLICY

Pursuant to Amendment No. 20 to the Companies Law, approved by the Israeli Knesset on November 5, 2012, or Amendment No. 20, all public Israeli companies are required to adopt a compensation policy that sets forth guidelines for the compensation of its directors and other office holders.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders of a company, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations.

Under Amendment No. 20, a company’s compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of the company’s office holders as well as functions previously fulfilled by the audit committee of the board of directors with respect to matters related to approval of the terms of engagement of office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board of directors periodic updates to the compensation policy;
•	assessing implementation of the compensation policy; and
•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders (under special circumstances).

In keeping with these requirements under Amendment No. 20, our Compensation Committee has recommended, and our Board of Directors has approved, a Compensation Policy for our Company, in the form attached as Appendix A to this Proxy Statement, that covers the matters described in Amendment No. 20 and that is aimed at balancing between short-term and long-term incentives to the office holders of our Company.

Proposed Resolution

We are proposing the adoption of the following resolution at the Meeting:

“RESOLVED, that the Compensation Policy of Alvarion Ltd. attached as Appendix A to the Proxy Statement, dated July 2, 2013, with respect to the Meeting, as approved by the Board of Directors of Alvarion Ltd. following the recommendation of its Compensation Committee, be, and hereby is, approved by the shareholders of the Company.”

Required Vote

As described above (under “Vote Required for Approval of Each Proposal”), the approval of our Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

Board Recommendation

 The Board unanimously recommends a vote FOR the foregoing resolution approving our Compensation Policy.

PROPOSAL 4:
APPROVAL OF THE TERMS OF COMPENSATION OF OUR CHIEF EXECUTIVE OFFICER

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders of the company.

Mr. Assaf Katan, our acting Chief Executive Officer and President, was appointed to that position in April 2013. Mr. Katan joined Alvarion in October 2010 as Vice President of Business Development and became a member of Alvarion’s management team in January 2012.

In studying and developing an appropriate compensation package for Mr. Katan, the Compensation Committee of our Board of Directors examined the compensation packages of similarly-situated chief executive officers at other Israeli public companies of our size, as well as companies in our industry. The Compensation Committee and our Board of Directors as a whole used those comparative figures as a basis for developing a total compensation package for Mr. Katan that they determined would be both appropriate and reasonable.  They have determined that the proposed compensation terms will serve as a means of effectively motivating Mr. Katan to perform at the highest level possible, while at the same time being well within market standards.  The compensation terms are furthermore consistent with our Compensation Policy that we have submitted for shareholder approval pursuant to Proposal 3 above.

Under the proposed compensation terms, Mr. Katan will receive the following: (i) cash compensation of NIS 85,000 per month; (ii) a one-time grant of options exercisable for 22,000 ordinary shares at an exercise price per share equal to the par value of our ordinary shares (NIS 0.10) which shall vest on a quarterly basis over two years beginning on the date of his appointment as our Chief Executive Officer and President in April 2013 ; (iii) a one-time grant of options to purchase 10,000 ordinary shares at an exercise price equal to the closing price of our ordinary shares on the NASDAQ Capital Market on the date of the Meeting; (iv) a one-time bonus of $25,000  for his role in helping us to complete the sale of our carrier licensed division to Telrad Networks.  All options to be granted shall be subject to the terms of our 2006 Global Share Based Incentive Plan (including the right of our Board of Directors, as administrator of that Plan, to accelerate the vesting of those options in the event of a change of control of our Company).

As a cost-cutting measure aimed at improving the financial condition of our Company and in keeping with the across-the-board 15% cut being applied to the salaries of all members of our Company’s management at the current time, Mr. Katan has voluntarily proposed a 15% cut in the cash compensation to be paid to him on a monthly basis, as described above.  Therefore, notwithstanding that our shareholders will be asked to approve the full amount of Mr. Katan’s compensation as described above, the compensation will be reduced by 15% (to NIS 72,250 per month) or by such other percentage or amount as may be agreed upon by Mr. Katan and our Board of Directors, until such time as Mr. Katan and our Board of Directors together deem it appropriate to restore the compensation to the full NIS 85,000 monthly amount for which we seek approval at the Meeting.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the terms of compensation of Mr. Assaf Katan, our acting Chief Executive Officer and President , as described in Proposal 4 of the Proxy Statement, dated July 2, 2013, with respect to the Meeting, be, and the same hereby are, approved.

Required Vote

As described above (under “Vote Required for Approval of Each Proposal”), the approval of the compensation terms of Mr. Assaf Katan, our acting Chief Executive Officer and President, requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

Board Recommendation

 The Board unanimously recommends a vote FOR the foregoing resolution approving the compensation terms of our acting Chief Executive Officer and President, Mr. Assaf Katan.

PROPOSAL 5:
THE APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION
TO INCREASE THE NUMBER OF ORDINARY SHARES THAT
WE ARE AUTHORIZED TO ISSUE TO 17 MILLION AND INCREASE
OUR AUTHORIZED SHARE CAPITAL TO NIS 1,700,000

Our Board has approved an amendment to our Articles of Association to increase the number of ordinary shares that we are authorized to issue from 12,008,000 ordinary shares to 17,000,000 ordinary shares. In order to enable the authorization of this increase, we are also required to increase our authorized share capital correspondingly, from NIS 1,200,800 to NIS 1,700,000.

The text of the proposed amendment is annexed to this proxy statement as Appendix B.

If the amendment is approved by our shareholders, it will become effective upon approval.

Purpose of the Amendment

We are presently authorized to issue 12,008,000 ordinary shares. As of July 1, 2013, of the 12,008,000 ordinary shares authorized, 8,942,116ordinary shares were issued and outstanding, and an additional 595,874 and 846,505 ordinary shares were reserved for issuance under our share option plans and under outstanding warrants to purchase ordinary shares, respectively.

The additional ordinary shares to be authorized would provide needed flexibility for future financial and capital requirements so that we can take proper advantage of propitious market conditions and pursue possible financing activities and other business opportunities. The additional shares would be available for issuance for these and other purposes, subject to the laws of Israel and NASDAQ rules, at the discretion of our Board without, in most cases, the delays and expenses attendant to obtaining further shareholder approval. To the extent required by Israeli law or NASDAQ rules, shareholder approval will be solicited in the event ordinary shares are to be issued in connection with a merger or acquisition transaction.

Possible Effects of the Amendment

Upon issuance, the additional ordinary shares authorized would have rights identical to the currently outstanding ordinary shares. Adoption of the amendment to our Articles of Association would not have any immediate dilutive effect on the proportionate voting power or other rights of existing shareholders.

Although our Board of Directors does not consider the proposed amendment to our Articles of Association to be an antitakeover proposal, the ability to issue additional ordinary shares could also be used to discourage hostile takeover attempts of our Company. Among other things, the additional shares could be privately placed, thereby diluting the stock ownership of persons seeking to obtain control of Alvarion, or our Board of Directors could adopt a shareholders’ rights plan that would provide for the issuance of additional ordinary shares in the event of certain purchases not approved by our Board of Directors.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution:

RESOLVED, that Article 6.1 of the Alvarion Ltd. Articles of Association, as amended through July 1, 2013, be, and it hereby is, amended to increase the number of authorized ordinary shares, and the authorized share capital, of the Company, as set forth in Appendix B to the Proxy Statement with respect to the Annual Meeting.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with amendment to our Articles of Association to increase the number of authorized ordinary shares from 12,008,000 to 17,000,000 and to correspondingly increase the authorized share capital of the Company from NIS 1,200,800 to NIS 1,700,000. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of this Proposal 5.

Board Recommendation

 The Board unanimously recommends a vote FOR the foregoing resolution approving the increase in our authorized share capital.

PROPOSAL 6:
APPROVAL OF THE APPOINTMENT OF OUR INDEPENDENT AUDITORS AND
AUTHORIZATION OF THE BOARD AND/OR AUDIT COMMITTEE TO FIX THE
REMUNERATION OF THE INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2013 and until our next Annual General Meeting of Shareholders.

Our Audit Committee and Board of Directors have recommended, subject to our shareholders’ approval, that Kost Forer Gabbay & Kasierer be appointed as our independent auditors for the year ending December 31, 2013 and until our next Annual General Meeting of Shareholders.

The shareholders will also be asked to authorize the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of the auditors.

Representatives of Kost, Forer, Gabbay & Kasierer will be available to respond to appropriate questions raised during the Meeting.  In addition, at the Meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2012.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution:

 “RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Alvarion Ltd.’s independent auditors for the year ending December 31, 2013 and until Alvarion Ltd.’s next Annual General Meeting of Shareholders be, and it hereby is, approved, and the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent auditors.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the Board of Directors and/or Audit Committee to fix the independent auditors’ remuneration.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our Board of Directors and/or Audit Committee to fix the independent auditors’ remuneration.

By Order of the Board of Directors, AMNON YACOBY Chairman of the Board of Directors